

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2021

Patrick Ford
Chief Financial Officer and Secretary
NextGen Acquisition Corp
2255 Glades Road, Suite 324A
Boca Raton, FL 33431

> **Re: NextGen Acquisition Corp**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 22, 2021**
> **File No. 333-256168**

Dear Mr. Ford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 170

1. Your response to prior comment 5 does not appear to address our comment. Please revise your introductory paragraph to state that your pro forma income statements was prepared assuming that the conversion of Xos' notes payable occurred on January 1, 2020, or explain how your current disclosures comply with the requirements in Article 11 of Regulation S-X and Release No. 33- 10786.

2. Your revised disclosures on pages 170 and 175 state that your pro forma income statements for the three months ended March 31, 2021 and year ended December 31, 2020 give pro forma effect to the Business Combination as if it had been consummated on January 1, 2021 and January 1, 2020, respectively. However, pro forma adjustments should be computed assuming the transaction occurred at the beginning of the earliest fiscal year presented (i.e. January 1, 2020) and carried forward through any interim period presented. Please revise your disclosures accordingly. Refer to Article 11

of Regulation S-X.

3. Your response to prior comment 7 does not appear to address our comment. Please revise to reflect the recognized loss on extinguishment of convertible debt in your pro forma income statement for the year ended December 31, 2020, or explain how your current presentations and disclosures comply with the requirements in Article 11 of Regulation S-X and Release No. 33- 10786.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Jean Yu at 202-551-3305 or Eiko Yaoita Pyles at 202-551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing